Exhibit 15.1

Consolidated Financial Statements

POLYAIR INTER PACK INC.

Years ended October 31, 2006, 2005 and 2004

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL

REPORTING

The accompanying consolidated financial statements of Polyair Inter Pack Inc. (“Polyair”) and all the information in the Management Discussion and Analysis are the responsibility of management and have been approved by the Board of Directors.

The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The financial statements include certain amounts that are based on the best estimates and judgements of management, and in their opinion present fairly, in all material respects, Polyair’s financial position, results of operations and cash flows. Management has prepared the financial information presented elsewhere in the Management Discussion and Analysis and has ensured that it is consistent with the financial statements.

Management of Polyair, in furtherance of the integrity of the financial statements, has developed and maintains a system of internal controls. Management believes the internal controls provide reasonable assurance that transactions are properly authorized and recorded, financial records are reliable and form a proper basis for the preparation of financial statements and that Polyair’s assets are properly accounted for and safeguarded.

The Board of Directors is responsible for overseeing Management’s responsibility for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board of Directors is assisted in meeting this responsibility through the Audit Committee.

The Audit Committee is appointed by the Board of Directors and its members are outside, unrelated directors. The Audit Committee meets periodically with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues to satisfy itself that each party is properly discharging its responsibilities, and to review the Management Discussion and Analysis, the financial statements and the external auditor’s report. The Audit Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Audit Committee also considers, for review by the Board of Directors and approval by the shareholders, the engagement or re-appointment of the external auditors.

The financial statements have been audited by BDO Dunwoody LLP, the external auditors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. BDO Dunwoody LLP has full and free access to the Audit Committee.

Victor D’Souza                                   Michael Freel

Interim Chief Executive Officer                        Director of Finance

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheet of Polyair Inter Pack Inc. as at October 31, 2006 and the consolidated statement of income and retained earnings and cash flows for the year ended October 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2006 and the results of its operations and its cash flows for the year ended October 31, 2006 in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at October 31, 2005 and 2004 and for the years then ended were audited by other auditors who expressed an opinion without reservation on those consolidated financial statements in their report dated January 23, 2006.

/s/BDO Dunwoody LLP

Chartered Accountants

Toronto, Canada

January 24, 2007

POLYAIR INTER PACK INC.
Consolidated Balance Sheets
(In thousands of U.S. dollars)
As at October 31

	2006	2005
		Restated *
ASSETS
Current Assets:
Cash	$248	$183
Accounts receivable, net	13,811	23,264
Inventory (note 4)	9,966	28,421
Prepaid expenses and other	1,281	2,603
Income taxes receivable	1,916	1,953
Future income tax	1,807	1,422
Assets held for sale (note 5)	4,577	-
	33,606	57,846

Property, plant and equipment, net (note 6)	29,880	38,749
Future income tax	5,126	1,969
Intangible and other assets, net (note 7)	3,583	2,800
Assets held for sale (note 5)	1,074	-
	$73,269	$101,364
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank indebtedness (note 8)	$9,503	$21,096
Accounts payable and accrued liabilities	34,309	31,685
Due to joint venture	351	-
Income taxes payable	46	113
Liabilities of business being sold (note 5)	1,485	-
Current portion of long-term debt (note 9)	15,411	20,161
	61,105	73,055

Other long-term liabilities	129	-
Deferred gain (note 10)	7,071	-
Convertible note (note 11)	653	876
Future income tax	3,293	3,720

Shareholders' equity:
Convertible note (note 11)	3,613	3,613
Capital stock (note 12)	13,183	13,183
Contributed surplus	366	212
Retained earnings / (deficit)	(20,273)	3,234
Cumulative translation account	4,129	3,471
	1,018	23,713
Basis of presentation (note 2)
	$73,269	$101,364

* Restated to reflect accounting policy change - see note 3 (o)
The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board:

Fred A. Litwin                                                                                                               Victor D’Souza
Chairman of the Board                                                                                                 Interim Chief Executive Officer

POLYAIR INTER PACK INC.
Consolidated Statements of Income and Retained Earnings
(In thousands of U.S. dollars, except per share amounts)
Years ended October 31

	2006	2005	2004
		Restated*	Restated *
Sales	$112,977	$108,076	$96,458
Cost of sales	97,611	92,551	81,239

Gross profit	15,366	15,525	15,219
Selling, general and administrative expenses	16,334	16,866	15,431
Net interest expense and other	2,523	2,368	1,304
(Loss) / Income before income taxes	(3,491)	(3,709)	(1,516)

Income taxes (recovery):
Current	1,130	(246)	(238)
Future	(1,019)	(1,074)	(43)
	111	(1,320)	(281)
(Loss) / income for the period from continuing operations	$(3,602)	$(2,389)	$(1,235)

(Loss) / income from discontinued operations, net of tax (note 13)	(19,905)	(13,280)	230

Extraordinary Gain, Net of Taxes (note 22)	-	-	948

Net (loss ) / income	(23,507)	(15,669)	(57)

Retained earnings (deficit), beginning of period	3,234	18,903	18,960

Retained earnings (deficit), end of period	$(20,273)	$3,234	$18,903

Net (loss) / income per share from continuing operations
Basic	$(0.53)	$(0.36)	$(0.20)
Diluted	$(0.53)	$(0.36)	$(0.20)
Net (loss) / income per share from discontinued operations
Basic	$(2.93)	$(1.99)	$0.19
Diluted	$(2.93)	$(1.99)	$0.19
Net (loss) / income per share
Basic	$(3.46)	$(2.35)	$(0.01)
Diluted	$(3.46)	$(2.35)	$(0.01)

Weighted average number of shares outstanding
Basic	6,797,250	6,673,370	6,130,264
Diluted	6,797,250	6,673,370	6,130,264

* Restated to reflect accounting policy change - see note 3 (o)
The accompanying notes are an integral part of these consolidated financial statements.

POLYAIR INTER PACK INC.
Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)
Years ended October 31

	2006	2005	2004

Operating activities:
Net (loss) / income	$(23,507)	$(15,669)	$(57)
Items which do not involve cash:
Depreciation and amortization	7,365	8,625	7,231
Loss (gain) on sale of assets	531	210	(616)
Extraordinary items	-	-	(948)
Impairment of Property, plant and equipment	954	2,866	-
Stock based compensation	153	129	83
Future income taxes and other	(3,629)	(2,512)	1,361

Change in non-cash operating working capital:
Accounts receivable	7,741	2,092	(256)
Inventory	18,387	14,052	(9,504)
Prepaid expenses and other	1,255	(94)	(190)
Accounts payable and accrued liabilities	2,302	(4,144)	8,523
Income taxes payable/receivable	22	(537)	(3,023)
Interest on convertible debenture	(265)	(184)	(194)
	11,309	4,834	2,410

Investing activities
Purchase and deposits on building and equipment	(1,912)	(5,734)	(10,064)
Net proceeds on the sale of capital assets	7,174	51	616
Due to (from) joint venture	219	(31)	168
Other	(664)	(481)	(394)
	4,817	(6,195)	(9,674)
Financing activities:
Increase in long-term debt	-	1,717	8,620
Repayment of long-term debt	(4,787)	(6,100)	(4,521)
Net increase in bank indebtedness	(11,727)	2,084	4,269
Stock options exercised	-	1,670	1,585
	(16,514)	(629)	9,953

Effect of currency translation on cash balances	453	(113)	(1,291)

Increase / (Decrease) in cash	65	(2,103)	1,398
Cash, beginning of year	183	2,286	888

Cash, end of year	$248	$183	$2,286

Supplemental cash flow information:
Interest paid	3,893	3,306	2,581
Net income taxes (recovered) / paid	(421)	(1,119)	1,334

The accompanying notes are an integral part of these consolidated financial statements.

POLYAIR INTER PACK INC.
Notes to Consolidated Financial Statements
(In thousands of U.S. dollars, except per share amounts and except where noted)

October 31, 2006, 2005 and 2004

1. Nature of the business:

Polyair Inter Pack Inc. (the "Company" or “Polyair”) is a public company whose shares trade on the Toronto and American Stock Exchanges. The Company manufactures and distributes packaging product and swimming pool covers.

2. Basis of presentation:

The Company’s banking agreements contain several covenants, which require the Company to meet a certain maximum level of pre-tax losses and minimal level of tangible net worth tested on a quarterly basis. During the fiscal year the Company and its lenders agreed on several amendments to the covenants and other terms of its credit facilities. These amendments were required in order to accommodate losses incurred, to provide working capital and to allow divesture of the Pool Division. Following these amendments, the Company was in compliance with all debt covenants as at October 31, 2006.

The Company is currently negotiating with its lenders covenants for its 2007 fiscal year. The Company’s ongoing ability to meet covenants that are established will be dependent on an improvement in its profitability. At October 31, 2006 this improvement has not been clearly established and accordingly the Company believes it appropriate to continue to classify the term loans provided by these lenders as current. Under the terms of the Company’s lending agreements, violation of the primary financial covenants constitutes an event of default, which enables the lenders to demand repayment on the bank indebtedness, trigger cross defaults on the term loans thereby allowing the lenders to demand repayment of these loans, as well as take possession of the collateral security.

These Consolidated Financial Statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to meet its financial covenant tests and generate positive cash flows from operations. In order for this to be realized the Company is dependent upon the continued support of the Company’s lenders and creditors and increased profitability of the Company’s packaging business, which is sensitive to the volume and price of packaging products sold, freight costs, and the cost of resin (a significant raw material component in the packaging business). If these assumptions are not met, the Company may not be able to realize its assets and discharge its liabilities in the normal course of operations. If the going concern assumption is not appropriate for these Consolidated Financial Statements, adjustments would be necessary in the carrying value of assets and liabilities and the reported revenues and expenses.

In 2006 the Company reported its Pool Division as a discontinued operation and sold operating assets associated with this division so that by year-end the only remaining assets were trade and other receivables. The Company operated its Pool Division from two wholly owned subsidiaries; the Canadian subsidiary sought protection under the Companies’ Creditors Arrangement Act (“CCAA”) in order to complete the sale of its assets and make a proposal to

POLYAIR INTER PACK INC.
Notes to Consolidated Financial Statements
(In thousands of U.S. dollars, except per share amounts and except where noted)

October 31, 2006, 2005 and 2004

2. Basis of presentation (continued):

its unsecured creditors to settle their claims. This proposal was agreed to by the Canadian subsidiary’s creditors subsequent to the Company’s year end.

The Company signed an agreement, effective October 31, 2006 for the sale of its 50.1% interest in PXL Cross Linked Foam Corporation (“PXL”), a Canadian based company that manufactures and distributes cross linked foam. The results from this business have been reported under results from discontinued operations in the 2006 financial statements.

In late 2006, the Board of Directors agreed to seek a buyer for its 76% interest in P.S.C. Mouldings Corporation (“PSC”), a business that manufactures and distributes expanded polystyrene products. Negotiations are underway with a purchaser and if successful the sale will conclude in the second quarter of 2007. The Company has reported this business as a discontinued operation in its 2006 fiscal year.

3. Significant accounting policies:

The consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada.

(a)  Basis of consolidation:

The consolidated financial statements include the accounts of the Company and those of its subsidiaries. Intercompany transactions and balances are eliminated on consolidation. The accounts also include the Company’s proportionate share of assets and liabilities of two joint ventures, PXL Cross Linked Foam Corporation (50.1% owned) and GCPC, Inc. (50.1% owned) (note 21).

(b)	Reporting currency and foreign currency translation:

The Company's reporting currency is the U.S. dollar and the Company’s functional currency is the Canadian dollar. The U.S. dollar is the functional currency of the Company’s United States operations. The Canadian dollar is the functional currency of the Company's Canadian operations.

Monetary items denominated in currencies other than the operation’s functional currency, such as cash and accounts receivable, are translated into the functional currency of the respective operations at exchange rates in effect at the balance sheet dates. Non-monetary items denominated in foreign currencies, such as property, plant and equipment are translated at rates of exchange in effect when the assets are acquired or obligations incurred. Revenue and expenses in currencies other than the operation’s functional currency are translated at rates in effect at the time of the transaction. Foreign exchange gains and losses arising from such translations are included in income.

POLYAIR INTER PACK INC.
Notes to Consolidated Financial Statements
(In thousands of U.S. dollars, except per share amounts and except where noted)

October 31, 2006, 2005 and 2004

3. Significant accounting policies (continued):

The Company’s Canadian operations are translated into U.S. dollars using the current rate method. Under this method, all assets and liabilities are translated at the year-end rate of exchange and all revenues and expense items are translated at the average rate of exchange for the year. Exchange rate differences arising on this translation are deferred into the Cumulative Translation Account reported as a component of shareholders’ equity.

(c) Revenue recognition:
Revenue from product sales is recognized when product is shipped to the customer, the customer takes ownership and assumes risk of loss, and collection of the relevant receivable is reasonably assured. Customer returns are recorded as an adjustment to sales. The Company estimates and accrues its customer returns based on historical trends and known return goods authorizations.

(d) Inventory:

Raw materials are stated at the lower of cost and replacement cost. Finished goods are stated at the lower of cost, determined by the first-in, first-out method, and net realizable value.

(e) Property, plant and equipment:

Property, plant and equipment are recorded at cost. Depreciation is recorded once assets are in use and is calculated using the straight-line method at annual rates designed to amortize the cost over their estimated useful lives as follows:

Building                                              2-1/2%
Machinery, equipment, furniture and fixtures                        10% - 50%
Computer equipment                                             33%
Leasehold improvements                     Over term of lease plus
                                            first renewal term

Property, plant and equipment, and other long-lived assets, are tested for impairment whenever events or changes in circumstances indicate that the carrying values of such assets exceed the projected future undiscounted cash flows. In these circumstances the Company reduces the carrying value of the assets to their fair value and recognizes an impairment charge.

POLYAIR INTER PACK INC.
Notes to Consolidated Financial Statements
(In thousands of U.S. dollars, except per share amounts and except where noted)

October 31, 2006, 2005 and 2004

3. Significant accounting policies (continued):

(f)	Intangible and other assets:

Patent, trademarks and license agreements are stated at cost, net of accumulated amortization. Amortization is provided over the useful lives of the intangible assets (5 to 20 years) using the straight-line method.

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated, as of the date of the business combination, to the Company's reporting units that are expected to benefit from the synergies of the business combination.

Goodwill is not amortized and is tested for impairment annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary.

The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case, the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination described in the preceding paragraph, using the fair value of the reporting unit as if it was the purchase price. When the carrying amount of reporting unit goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

Deferred financing costs are amortized using the straight-line method over the term of the related financing. The amortization of deferred financing costs is included in Net interest expense and other.

(g)	Financial instruments:

In 2006, the Company did not enter into any foreign exchange contracts to hedge its exposure. In 2005, and prior, the Company entered into future foreign currency exchange contracts to manage foreign currency exposures. These contracts are not designated and documented as hedging relationships in accordance with Accounting Guideline 13, Hedging Relationships, and accordingly are measured at fair value with changes in fair value recorded in the statements of income and retained earnings.

POLYAIR INTER PACK INC.
Notes to Consolidated Financial Statements
(In thousands of U.S. dollars, except per share amounts and except where noted)

October 31, 2006, 2005 and 2004

3. Significant accounting policies (continued):

(h)   Income taxes:

The Company follows the assets and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts employed for income tax purposes and the benefit of losses to be carried forward to future years for income tax purposes.

Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that the rate changes. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

(i)    Stock-based compensation plan:

The Company has a stock-based compensation plan, which is described in note 12.

 The Company adopted recommendations of The Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments, using the fair value-based method. Under the fair value method, compensation costs attributable to awards to Company employees are measured at fair value at the date of the grant, amortized over the vesting period on a straight-line basis, and charged to earnings with a related credit to Contributed Surplus. Consideration paid by employees on exercise of stock options is recorded as share capital. These recommendations were applied to all stock-based payments granted on or after November 1, 2002.

(j)    Exit and disposal costs:

The Company recognizes costs associated with exit or disposal activities at fair value in the period in which the liability is incurred. Special termination benefits are recognized at fair value at the communication date.

(k)   (Loss) income per share:

Basic (loss) income per share is computed using the weighted average number of common shares outstanding during the year. Diluted income per share is computed using the weighted average number of common and potential common shares outstanding during the year. Potential common shares consist of the incremental number of common shares issuable upon the exercise of stock options and the conversion of the convertible note.

POLYAIR INTER PACK INC.
Notes to Consolidated Financial Statements
(In thousands of U.S. dollars, except per share amounts and except where noted)

October 31, 2006, 2005 and 2004

3. Significant accounting policies (continued):

(l)   Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year.

The Company maintains a provision for obsolete inventory. In evaluating, the adequacy of the Company’s provision for inventory obsolescence a number of factors are considered including level of inventory in relationship to historical and forecasted sales, changes in demand for products, planned obsolescence and product replacement. The Company’s provision for inventory obsolescence may require adjustment as these factors change.

The Company maintains accounts receivable allowances for estimated losses resulting from the inability of its customers to make payments. It performs periodic credit evaluations of its customers and with the exception of the Pool Division’s exports sales, it typically does not carry collateral or credit insurance. The Company’s estimate of the allowance for doubtful accounts may prove insufficient if a greater than expected numbers of customers are delinquent in their payments.

(m)   Environmental obligations:

The Company’s operations are subject to numerous environmental laws, regulations and guidelines adopted by various governmental authorities in the jurisdictions in which the Company operates. Liabilities are recorded when known or considered probable and can be reasonably estimated. The Company provides for environmental liabilities using best estimates. Actual environmental liabilities could differ significantly from these estimates.

(n)	Asset retirement obligations

The Company recognizes the fair value of a future asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development, and/or normal use of the assets. The Company concurrently recognizes a corresponding increase in the carrying amount of the related long-lived asset that is depreciated over the life of the asset. The fair value of the asset retirement obligation is estimated using the expected cash flow approach that reflects a range of possible outcomes discounted at a credit-

POLYAIR INTER PACK INC.
Notes to Consolidated Financial Statements
(In thousands of U.S. dollars, except per share amounts and except where noted)

October 31, 2006, 2005 and 2004

3. Significant accounting policies (continued):

adjusted risk-free interest rate. Subsequent to the initial measurement, the asset retirement obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. Changes in the obligation due to the passage of time are recognized in income as an operating expense using the interest method. Changes in the obligation due to changes in estimated cash flows are recognized as an adjustment of the carrying amount of the related long-lived asset that is depreciated over the remaining life of the asset.

(o)	Accounting policy changes

The accounting policy with regard to the Convertible Note was changed in 2006; the effect of this change is covered in Note 11- Convertible Note.

4. Inventory:

	2006	2005

Raw materials	$6,917	$17,220
Finished goods	3,049	11,201

	$9,966	$28,421

 5. Assets and Liabilities of Business Held for Sale:

In the first quarter of 2007, the Company completed the sale of its 50.1% interest in PXL. The Company reported $2.4 million of assets associated with this business under Assets held for sale and $1.5 million of liabilities under Liabilities of business being sold.

The Company has also decided to sell its 76% interest in PSC and at October 31, 2006 has reported $3.2 million as Assets held for sale. To reflect the valuation ascribed by the anticipated proceeds, machinery and intangibles related to this business were written down by a total of $1.1 million in the fourth quarter of 2006. This charge was booked to results from discontinued operations.

POLYAIR INTER PACK INC.
Notes to Consolidated Financial Statements
(In thousands of U.S. dollars, except per share amounts and except where noted)

October 31, 2006, 2005 and 2004

6.  Property, plant and equipment:

2006	Cost	Accumulated depreciation	Net book value

Land	$132	$-	$132
Building	8,217	1,827	6,390
Machinery, equipment, furniture & fixtures	59,433	37,792	21,641
Computer equipment	3,356	3,004	352
Leasehold improvements	3,890	2,719	1,171
Construction in progress	86	-	86
Computer equipment under capital lease	216	108	108
	$75,330	$45,450	$29,880

2005	Cost	Accumulated depreciation	Net book value

Land	$132	$-	$132
Building	8,226	1,619	6,607
Machinery, equipment, furniture & fixtures	64,996	37,464	27,532
Computer equipment	3,619	3,060	559
Leasehold improvements	6,281	4,453	1,828
Construction in progress	1,920	-	1,920
Computer equipment under capital lease	206	35	171
	$85,380	$46,631	$38,749

In 2005, as a result of substantial losses incurred in the Pool products segment, the Company evaluated this segment’s Property, plant and equipment to determine if their carrying value exceeded their projected undiscounted future cash flows. The Company determined that it was appropriate to reduce the carrying value of these assets and recognized an impairment charge of $2,866. In 2006, all of the Property, plant and equipment of this division were sold and further losses of $443 where incurred.

In anticipation of the proceeds that will be received from the sale of the Company’s interest in its PSC subsidiary, the Company determined that is was appropriate to reduce the carrying value of the Property, plant and equipment of this business and recognized an impairment charge of $0.6 million.

All of the charges above have been included under results from Discontinued Operations.

Construction in progress represents primarily costs paid to vendors for machinery and equipment constructed or developed over time. Depreciation expense is not booked on these assets until they become available for commercial use.

7. Intangible and other assets:

2006	Cost	Accumulated amortization	Net book value

Patent, trademarks and license agreements	$443	$342	$101
Deferred financing costs	634	369	265
Goodwill	392	59	333
Other assets	2,884	-	2,884
	$4,353	$770	$3,583

2005	Cost	Accumulated amortization	Net book value

Patent, trademarks and license agreements	$816	$432	$384
Deferred financing costs	652	278	374
Goodwill	1,226	302	924
Other assets	1,118	-	1,118
	$3,812	$1,012	$2,800

Other assets include $809 (2005 - $727) representing the Company’s proportionate share of the amount it advanced to its joint venture PXL, $123 (2005 - $0) representing the Company’s proportionate share of the amount it advanced to its joint venture GPCP, Inc., $1,425 (2005 - $0) representing a mortgage receivable, an advance of $106 (2005 - $391) to another business partner for the purpose of funding the development of a new product line and for the construction of machinery and equipment and deferred development costs of $421(2005 - $0) for the development of a new product line.

The mortgage receivable was acquired as a result of the disposition of a property by the Pool Division’s Canadian subsidiary. As part of a Plan of Arrangement agreed to by the subsidiary’s creditors, all proceeds ultimately realized as a result of holding the mortgage will be used to settle creditor claims.

In anticipation of the proceeds that will be received from the sale of the Company’s interest in its PSC subsidiary, the Company determined that is was appropriate to reduce the carrying value of the goodwill of this business and recognized an impairment charge of $0.6 million. The charge was included under results from discontinued operations.

POLYAIR INTER PACK INC.
Notes to Consolidated Financial Statements
(In thousands of U.S. dollars, except per share amounts and except where noted)

October 31, 2006, 2005 and 2004

     8. Bank indebtedness:

Bank indebtedness consists of a revolving, working capital credit facility that provides the Company with a maximum of $20.0 million for working capital with availability determined periodically based on eligible accounts receivable and inventory. Based on October 31, 2006 collateral balances, the available credit facility is $14.6 million of which the Company has used $3.1 million for the issuance of letters of credit and has drawn $9.5 million for operating cash.

The Company renewed its banking agreement on October 31, 2005 for a three-year term. This agreement contained financial covenants that required the company to meet a certain maximum level of pre-tax losses and to maintain a certain minimum tangible net worth. During 2006, the Company’s lenders revised the covenants to accommodate losses the company has incurred and to limit capital expenditures.

	2006	2005
US dollar working capital credit facility, interest
payable at U.S. prime plus 0.75% or LIBOR plus
3.5% at the option of the Company.	$6,824	$9,402

Canadian dollar working capital credit facility,
interest payable at Canadian prime plus 1.25% or
LIBOR plus 3.5% at the option of the Company.	$2,679	$11,694

	$9,503	$21,096

POLYAIR INTER PACK INC.
Notes to Consolidated Financial Statements
(In thousands of U.S. dollars, except per share amounts and except where noted)

October 31, 2006, 2005 and 2004

9. Long-term debt:
	2006	2005
Canadian dollar equipment loans repayable by monthly blended principal and interest payments, bearing interest at rates ranging from 6.95% to 7.65%, maturing at various dates ranging from
August 2007 to February 2010.	$3,840	$4,887

Canadian dollar bank loan repayable by monthly principal payments, bearing interest at Canadian prime plus 1.75%, or LIBOR plus 3.75% at the
option of the company, maturing on November 2010.	1,336	1,872

U.S. dollar equipment loans repayable by monthly blended principal payments,
bearing interest at LIBOR plus 3.15%. Maturing on September 2007	769	1,675

U.S. dollar bank loans repayble by monthly principal payments, bearing interest at U.S. prime plus 1.25%, or LIBOR plus 3.75% at the option of the Company,
maturing at various dates ranging from June 2011 to May 2014.	7,160	8,606

U.S. dollar municipal equipment loans repayable by monthly blended principal and interest payments, bearing interest at fixed rate 3%, maturing at various
dates ranging from March 2007 to May 2007.	163	506

U.S. dollar Industrial Revenue Bonds, repayable by quarterly sinking fund installments, bearing interest at a floating rate, based on the rates prevalent for the highest rated short-term, U.S. federal tax-exempt obligations,
maturing June 1, 2016.	2,283	2,425

Canadian dollar Capital lease obligation, repayable by monthy principal and interest payments, bearing interest at 8.34% per annum, maturing
August 2009.	158	190

	15,709	20,161

Less: Liabilities of business being sold	(298)	-

	$15,411	$20,161

The bank operating and term loans are secured by a first charge on substantially all the assets of the Company and are governed by the same lending agreement. The Industrial Revenue Bonds are secured by a first charge on specific land and buildings and supported by a letter of credit. Equipment loans are secured by a first charge on specific equipment.

Certain of the Canadian dollar loans are secured in part by assets, which will be disposed of as part of the disposition of the PSC business. The Company will be required to pay back approximately $0.4 million of this loan upon closing of this transaction.

POLYAIR INTER PACK INC.
Notes to Consolidated Financial Statements
(In thousands of U.S. dollars, except per share amounts and except where noted)

October 31, 2006, 2005 and 2004

9. Long-term debt (continued):

Under the terms of the debt agreements, the following are the original repayment terms:

2007	$3,891
2008	3,071
2009	2,601
2010	1,876
2011	1,193
Thereafter	2,779
$15,411

10. Deferred Gain

In 2006, the Pool Division sold a property that is used as the Company’s head office and Toronto manufacturing plant, for $8.4 million. Cash proceeds from this sale were used to repay bank debt and the Pool Division took back a five-year second mortgage from the purchaser for $1.4 million. Interest on this mortgage receivable accrues at a rate of 6.5% per annum and is payable at maturity.

The Company’s Canadian packaging subsidiary entered into a lease with the purchaser to lease the property for a term of 10 years. Accordingly, the net gain on the sale of $7.1 million has been deferred and will be amortized on a straight-line basis over the term of the lease. The amortized gain will be recorded in future periods under results from continuing operations.

11.Convertible note:

In May 2003, the Company, through its Pool Division, acquired certain swimming pool and pool equipment assets from Jacuzzi Inc. and Jacuzzi Leisure Products Inc. (Atlantic/Jacuzzi acquisition) at a purchase cost of $40.2 million. As part of the acquisition, the Company issued a $5.0 million unsecured convertible note, bearing interest of 6% per annum, maturing March 31, 2009. This note is convertible at the option of the holder, at any time after March 31, 2004 (or upon commencement of a take over bid) into 598,802 common shares at a price of $8.35 per share. The Company may prepay the note, at any time after March 31, 2006 in cash or by issuance of 598,802 Series A preference shares, which carry similar conversion features.

As the Company is required to make interest payments in cash while the note is outstanding, the discounted present value of future interest payments to maturity is classified as a liability on the balance sheet. As the Company has the unrestricted ability to satisfy payment of the principal amount of the note with equity, the discounted present value of the note at maturity has been classified as equity, including $462 of the proceeds allocated to the value of the note holders' conversion option.

POLYAIR INTER PACK INC.
Notes to Consolidated Financial Statements
(In thousands of U.S. dollars, except per share amounts and except where noted)

October 31, 2006, 2005 and 2004

11.Convertible note (continued):

Change in Accounting Policy

Effective December 1, 2005, the Canadian Institute of Chartered Accountants' Emerging Issues Committee withdrew Abstract 71 "Financial Instruments That May Be Settled At The Issuer's Option In Cash or Its Own Equity Instruments" (EIC 71). The Company had previously followed the guidance set out under this abstract such that an amount representing accretion of the equity carrying value to the face amount of the note over its term to maturity, on an after tax basis, had been accounted for as a reduction of equity and as a prior deduction in calculating earnings per common share. As a result of the withdrawal of EIC 71, a contractual obligation that can be settled in a Company's own shares, the number of which depends on the amount of the obligation represents a liability to the Company. A contractual obligation that can be settled in a fixed number of the Company's own shares represents an equity instrument to the Company. As the Company is able to satisfy the convertable debenture with a fixed number of shares, the equity carrying value of the debenture is not accreted and accordingly the equity carrying value remains at its historic value.

As a result of the retroactive implementation of this new standard and the restatement of prior period amounts, the Consolidated Statement of Income and Retained Earnings and Consolidated Balance Sheet have changed for the current and prior years as follows:

Increase (decrease) in	2006	2005	2004

Consolidated Statement of Income and Retained Earnings

Convertible Note Charge	(282)	(158)	(164)

Consolidated Balance Sheet

Convertible Note	(1,012)	(730)	(468)

Retained Earnings / Deficit	695	413	255

Cumulative Translation Acount	317	317	213

POLYAIR INTER PACK INC.
Notes to Consolidated Financial Statements
(In thousands of U.S. dollars, except per share amounts and except where noted)

October 31, 2006, 2005 and 2004

12. Capital stock:

Authorized:
598,802 Series A preference shares,
non-voting, cumulative, bearing dividend at an annual rate of $0.501 per share, redeemable and convertible, at the option of the holder, into an equivalent number of common shares

Unlimited common shares

Issued common shares:

	2006		2005
	Shares	Amount	Shares	Amount

Outstanding, beginning of year	6,797,250	$13,183	6,448,350	$11,513
Options exercised during year	-	-	348,900	1,670

Outstanding, end of year	6,797,250	$13,183	6,797,250	$13,183

Stock options:
All options are set to expire 10 years from the date of grant. The Company has authorized options to purchase 1,141,000 common shares since the inception of the plan, and amended the plan in 2005 to authorize an additional 300,000 options for a total of 1,441,000 options. At October 31, 2006, 119,800 remain outstanding (2005 - 241,400) at prices ranging from Cdn. $6.00 to $13.44 per share. At year end, the weighted average remaining contractual life of the outstanding options was 6.17 years (2005 - 5.30 years; 2004 - 3.24 years) and 77,228 (2005 - 147,550; 2004 - 472,594) options were exercisable at prices ranging from Cdn. $6.00 to $13.44 per share.

	Options			Average exercised price ($Cdn.)
	2006	2005	2004	2006	2005	2004

Outstanding, beginning of year	241,400	542,700	868,750	$8.33	$6.54	$6.34
Granted	-	102,400	-	-	10.65	-
Exercised	-	(348,900)	(321,850)	-	(6.00)	(6.00
Forfeited	(121,600)	(54,800)	(4,200)	(7.19)	(9.50)	(8.66

Outstanding, end of year	119,800	241,400	542,700	$9.49	$8.33	$6.54

POLYAIR INTER PACK INC.
Notes to Consolidated Financial Statements
(In thousands of U.S. dollars, except per share amounts and except where noted)

October 31, 2006, 2005 and 2004

12. Capital stock (continued):

The following table summarizes information about stock options outstanding at October 31, 2006:

	Options outstanding			Options exercisable
Exercise prices ($Cdn.)	Number outstanding	Weighted average remaining contractual life (years	)	Number exercisable

$ 6.00	33,600	3.67		29,768
$ 6.82	7,000	5.42		4,583
$ 10.00	23,100	6.42		16,555
$ 10.65	34,700	8.21		12,434
$ 12.60	1,400	6.83		888
$ 13.44	20,000	6.75		13,000

Assumptions
		Expected voltaility	Risk-free interest rate	Weighted average fair value	Expected life	Vesting period

Options granted:
	2006	No options granted
	2005	23%	3.54%	3.54	9	5
	2004	No options granted

During the year, the Company, using the assumptions in the table above and the Black-Scholes option-pricing model, recognized stock-based compensation expense of $153 (2005 - $129, 2004 - $83). This amount was credited to contributed surplus.

POLYAIR INTER PACK INC.
Notes to Consolidated Financial Statements
(In thousands of U.S. dollars, except per share amounts and except where noted)

October 31, 2006, 2005 and 2004

13. Discontinued operations:

The operating results of the Pool Division, PXL and PSC have been classified as discontinued operations and comparative figures have been restated. Net revenues, results from operations, losses from disposals of assets and income tax impacts have been set out below.

	2006	2005	2004
Revenues
Pool Division	$64,839	$78,908	$87,361
Packaging Division (PXL & PSC)	10,947	9,190	8,129
	75,786	88,098	95,490
(Loss) / Income from operations:
Pool Division	(19,992)	(16,405)	467
Packaging Division (PXL & PSC)	(827)	190	5
	(20,819)	(16,215)	472

(Loss) from disposal of assets - Pool Division	(3,729)	-	-

Net (loss) / income before tax:
Pool Division	(23,721)	(16,405)	467
Packaging Division (PXL & PSC)	(827)	190	5
	(24,548)	(16,215)	472
Income taxes (recovery):
Pool Division	(4,674)	(3,042)	292
Packaging Division (PXL & PSC)	31	107	(50
	(4,643)	(2,935)	242

Net (loss) / income from discontinued operations
Pool Division	(19,047)	(13,363)	175
Packaging Division (PXL & PSC)	(858)	83	55
	(19,905)	(13,280)	230

The assets and liabilities of the Pool Division are aggregated on the balance sheet with the assets and liabilities of the continuing packaging business. The stated liabilities include the liabilities of the Canadian subsidiary that carried on the pool business in Canada. This legal entity is currently under protection from its creditors through a filing under the Companies’ Creditors Arrangement Act, and a Plan of Arrangement for settling $8.8 million of trade liabilities of this subsidiary has been agreed to by the subsidiary’s creditors. While these liabilities have been valued at their historical values, as the assets of this entity available to settle the liabilities are substantially less than the value of the liabilities, it is anticipated that these liabilities will be settled for an estimated 15% to 20% of their book value.

POLYAIR INTER PACK INC.
Notes to Consolidated Financial Statements
(In thousands of U.S. dollars, except per share amounts and except where noted)

October 31, 2006, 2005 and 2004

14. (Loss) income per share:

The following table sets forth the calculation of basic and diluted income per share:

	2006	2005	2004
		Restated*	Restated *
Net (loss) / income from continuing operation before extraordinary gain	$(3,602)	$(2,389)	$(1,235)
Net (loss) / income from discontinued operations, net of tax (note 13)	(19,905)	(13,280)	230
Net (loss) / income available to common shareholders before extraordinary gain	(23,507)	(15,669)	(1,005)

Extraordinary Gain, Net of Taxes	-	-	948

Net (loss) / income available to common shareholders	(23,507)	(15,669)	(57)

Denominator:
Weighted average number of shares outstanding	6,797,250	6,673,370	6,130,264
Effect of dilutive securities:
Employee stock options*	-	-	-
Convertible note*	-	-	-
Weighted average shares - diluted*	6,797,250	6,673,370	6,130,264

* Excludes the effects of 119,800 (2005 - 241,400) stock options to purchase common shares and the potential issuance of 598,802 (2005 - 598,802) common shares upon conversion of the convertible note that are anti-dilutive.

Net (loss) / income per share (based on income before extraordinary gain) from continuing operations:
Basic	$(0.53)	$(0.36)	$(0.20)
Diluted	$(0.53)	$(0.36)	$(0.20)
Net (loss) / income per share (based on income before extraordinary gain) from discontinued operations:
Basic	$(2.93)	$(1.99)	$0.04
Diluted	$(2.93)	$(1.99)	$0.04
Net (loss) / income per share (based on income after extraordinary gain) from continuing operations:
Basic	$(0.53)	$(0.36)	$(0.20)
Diluted	$(0.53)	$(0.36)	$(0.20)
Net (loss) / income per share (based on income after extraordinary gain) from discontinued operations:
Basic	$(2.93)	$(1.99)	$0.19
Diluted	$(2.93)	$(1.99)	$0.19

Weighted average number of shares outstanding
Basic	6,797,250	6,673,370	6,130,264
Diluted	6,797,250	6,673,370	6,130,264

* Restated to reflect accounting policy change - see note 3 (o)

POLYAIR INTER PACK INC.
Notes to Consolidated Financial Statements
(In thousands of U.S. dollars, except per share amounts and except where noted)

October 31, 2006, 2005 and 2004

15.  Income taxes:

	2006	2005	2004

Current income taxes (recovery):
U.S. federal	$988	$153	$(34)
U.S. state	186	29	(6)
Canada	(44)	(428)	(198)
	1,130	(246)	(238)
Future income taxes (recovery):
U.S. federal	(754)	(501)	20
U.S. state	(142)	(93)	8
Canada	(123)	(480)	(71)
	(1,019)	(1,074)	(43)

	$111	$(1,320)	$(281)

The Company's income tax expense (recovery) differs from the amount that would have resulted by applying Canadian statutory tax rate of approximately 36.1% (2005 - 36.1%; 2004 -36.1%) to income as described below:

	2006	2005	2004

Income tax (recovery) expense calculated
using statutory tax rates	$(10,122)	$(7,192)	$(377)
Non-deductible amounts	269	89	35
Manufacturing and processing
profits deduction (increase)	417	214	15
Foreign earnings subject to different
tax rates	(118)	(345)	198
Valuation allowance taken	4,216	3,441	-
Large Corporations Tax	-	-	85
Other	806	(462)	5
	(4,532)	(4,255)	(39)

Less taxes (recovery) related to discontinuing operations	(4,643)	(2,935)	242

Tax (recovery) on results from continuing operations	$111	$(1,320)	$(281)

POLYAIR INTER PACK INC.
Notes to Consolidated Financial Statements
(In thousands of U.S. dollars, except per share amounts and except where noted)

October 31, 2006, 2005 and 2004

15.   Income taxes (continued):

A summary of the principal components of future tax assets and liabilities calculated in accordance with Canadian accounting principles at October 31 is as follows:

	2006	2005

Current future tax assets:
Donations	$31	$8
Inventory	13	184
Accounts Payable and Accrued Liabilities	2,830	1,328
	2,874	1,520
Valuation allowance	(1,067)	(98)
	1,807	1,422

Non-current future tax assets:
Intangible and other assets	56	248
Property, Plant and Equipment	10	1,236
Non-capital losses carried forward	8,966	3,169
Capital losses carried forward	21	58
Corporate R&D and minimum tax credit	100	337
Other long term assets	2,339	86
Long-term debt	662	479
	12,154	5,613
Valuation allowance	(7,028)	(3,644)
	5,126	1,969

	6,933	3,391

Current future tax liabilities:
	$-	$-

Non-current future tax liabilities:
Plant, Property & Equipment	$(1,756)	$(3,127)
Long-term debt	(743)	(563)
Intangible and other liabilities	(794)	(30)
	(3,293)	(3,720)

Net future tax assets (liabilities)	$3,640	$(329)

POLYAIR INTER PACK INC.
Notes to Consolidated Financial Statements
(In thousands of U.S. dollars, except per share amounts and except where noted)

October 31, 2006, 2005 and 2004

15. Income taxes (continued):

The Company has recorded future tax assets of $6,933 after a valuation allowance of $8,095 is taken into consideration. The valuation allowance is primarily for accumulated tax losses in the Pool Division’s Canadian subsidiary, and is due to the inability of this subsidiary to generate sufficient future taxable income to fully utilize these losses, due to the discontinuance of its business. In order to fully realize the remaining future income tax assets, the Company needs to generate future taxable income of approximately $19,208. Based on projections of future taxable income over the periods in which the future income tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of the future tax assets, net of the existing valuation allowance.

The Company and its subsidiaries have non-capital losses carried forward of $24,393. These non-capital losses have expiry dates ranging from 2011 to 2026. The company has recorded a valuation allowance of $4,026 against $11,641 of these losses to recognize those losses, which it does not expect to utilize. The losses above include federal non-capital loss carry forwards of $1,222 relating to one of the Company's U.S. subsidiaries. Of this amount $1,116 is restricted and becomes available to be utilized at the rate of $106 each year from 2007 to 2018. Some of the Company's U.S. subsidiaries also have state non-capital losses carried forward resulting in a future tax asset of $270, which has expiry dates ranging from 2015 to 2026.

16. Commitments:

The Company has production facilities under operating leases and computer equipment under capital leases. Rental expenses for all operating leases for the year totalled $3,275 (2005 - $3,175).

Future minimum rental payments to be made for all non-cancellable operating leases are as follows:

2007	$3,521
2008	3,145
2009	2,861
2010	2,746
2011	2,729
Thereafter	8,911
$23,913

Minimum lease payments include $1.1 million per year for a property formerly used by the discontinued pool business. The Company is seeking to sublet this property.

POLYAIR INTER PACK INC.
Notes to Consolidated Financial Statements
(In thousands of U.S. dollars, except per share amounts and except where noted)

October 31, 2006, 2005 and 2004

16. Commitments (continued):

Minimum lease payments for capital leases in aggregate and for the next five years are as follows:

Obligations under Capital Leases
2007	$63
2008	63
2009	51
Total minimum lease payment	$177

Interest included in minimum payments at 8.34%	19
Present value of net minimum lease payments	158
Less: Current portion	51
$107

At October 31, 2006, the Company had commitments of $57 (2005 - $584) related to the completion of machinery and equipment under construction.

During 2005 the Company entered into a joint venture agreement with GPCP, Inc., which requires the Company to invest up to $550 for capital equipment and working capital over a two-year period. No costs were incurred in 2005 and $247 was invested in 2006.

17. Contingencies:

In the course of operations, the Company may be subject to litigation and claims. During 2006, the Company was subject to numerous claims initiated by creditors of the Pool Division, due to this Division’s inability to fulfill all of its creditor obligations. All significant creditor claims have been accounted for as accounts payable or accrued liabilities. Additionally any claims filed solely against the Canadian pool company have been stayed due to the subsidiary’s filing under the Companies’ Creditors Arrangement Act.

With respect to other actions against the Company and its subsidiaries, it is not possible to determine the amounts that may be ultimately assessed against the Company with respect to any existing or potential claims.

POLYAIR INTER PACK INC.
Notes to Consolidated Financial Statements
(In thousands of U.S. dollars, except per share amounts and except where noted)

October 31, 2006, 2005 and 2004

18. Related party transactions:

The Company is party to certain agreements and transactions with companies that are related either by common ownership or family relationship to a significant shareholder of the Company.

PSC paid management fees of Cdn $205 (U.S. $180) (2005 - U.S. $168) to a company of which a director and officer is related by family to a director and significant shareholder of Polyair Inter Pack Inc. This transaction was measured at the amount agreed to by the parties. These fees are paid under a July 1999 agreement that the Company entered into when it acquired an interest in PSC this agreement runs to July 1, 2009.

During the third quarter 2006, following the evaluation of offers by several purchasers, the Company sold the Pool Accessories business of its Pool Division to a company of which a former officer is a non-controlling shareholder.

During 2006, the Company sold a property that had been subject to a Put/Call agreement with a company (the “Optionee”) affiliated to a director and significant shareholder of the Company. The Put/Call agreement was entered into in March 2004 and it allowed the Optionee the contractual right to purchase the property, subject to the standard conditions of obtaining free and clear title. It also included a transfer restriction clause wherein the Company agreed not to sell or otherwise dispose of the property without notice to the Optionee and without the purchaser of the property agreeing to the terms of the Put/Call agreement. In September 2004, the purchaser exercised the call on the property. However title to the property was not conveyed at that time, as the Company’s lenders, who had a security charge against the property, did not provide their consent and free and clear title could not be obtained by the Optionee.

In the fourth quarter of 2006 the Company signed an agreement for the sale of this property with an unrelated third party. The agreement provided for the sale of the property for Cdn $9.4 million (US $8.4 million) with a secured vendor take back second mortgage of Cdn $1.6 million (US $1.4 million) and the balance to be paid in cash. The Optionee agreed to give up its transfer restriction rights to the property under the Put/Call agreement and to consent to the sale of the property in return for a payment of Cdn $1.5 million (US $1.3 million). The terms of the proposed payment were reviewed by an independent committee of the Company’s Board of Directors, approved by the Company’s Board of Directors and was consented to by the Company’s lenders.

POLYAIR INTER PACK INC.
Notes to Consolidated Financial Statements
(In thousands of U.S. dollars, except per share amounts and except where noted)

October 31, 2006, 2005 and 2004

19. Financial instruments:

The Company’s financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities, long-term debt, and working capital credit facility. The Company periodically uses derivative financial instruments, including future contracts to manage its foreign currency exposures. During 2006, the Company did not use future contracts

The fair values of the Company's financial instruments are as follows:

(a) Short-term financial assets and liabilities:

Short-term financial assets and liabilities are amounts that are expected to be settled within one year. The carrying amounts in the consolidated balance sheets approximate the fair value because of the short-term nature of these instruments.

As disclosed in note 2, the long-term portion of the term debt has been classified as a current liability.

(b) Long-term debt:

Long-term debt includes term loans and debenture loans that are not expected to be settled within one year. The carrying value of long-term debt approximates fair values as the interest rates charged on this debt approximate market rates for debt with similar terms and conditions.

20. Segmented information:

In its continuing operations the Company manufactures and markets packaging products. The Company operates principally in the United States and Canada.

By geographic region:
	2006	2005	2004

Sales:
United States	$96,222	$91,994	$84,007
Canada	16,755	16,082	12,451
	$112,977	$108,076	$96,458

Property, plant and equipment and goodwill:
United States	$17,447	$20,746	$23,345
Canada	12,766	18,927	20,257
	$30,213	$39,673	$43,602

POLYAIR INTER PACK INC.
Notes to Consolidated Financial Statements
(In thousands of U.S. dollars, except per share amounts and except where noted)

October 31, 2006, 2005 and 2004

20. Segmented information (continued):

By operating segment:
	2006	2005	2004
Sales
Packaging products	$112,977	$108,076	$96,458
	$112,977	$108,076	$96,458

There were no sales to any one customer which constituted over 10% of total revenues.

Depreciation and amortization
Packaging products - continuing operations	$6,500	$7,371	$6,138
Packaging products - discontinued operations	865	264	321
*Pool products - discontinued operations	-	990	772
Total	$7,365	$8,625	$7,231

*Excludes write-off on disposal of property, plant and equipment of $0.4 million

(Loss) Income before net interest expense and other, and income taxes
Packaging products - continuing operations	$(968)	$(1,341)	$(212)
Packaging products - discontinued operations	(8)	439	384
Pool products - discontinued operations	(21,635)	(12,513)	885
	$(22,611)	$(13,415)	$1,057

Non-recurring gains (net of tax)
Pool products - discontinued operations	-	-	948
	$-	$-	$948

Total assets:
Packaging products - continuing operations	$61,384	$70,062	$67,090
Packaging products - discontinued operations	5,651	-	-
Pool products - discontinued operations	6,234	31,302	54,395
	$73,269	$101,364	$121,485

Capital expenditures:
Packaging products - continuing operations	$1,391	$5,134	$6,396
Packaging products - discontinued operations	207	-	-
Pool products - discontinued operations	314	799	3,668
Total	$1,912	$5,933	$10,064

POLYAIR INTER PACK INC.
Notes to Consolidated Financial Statements
(In thousands of U.S. dollars, except per share amounts and except where noted)

October 31, 2006, 2005 and 2004

21. Interest in joint ventures:

Throughout 2005 and 2006, the Company owned 50.1% of a company established as a joint venture’s to produce cross-linked foam. The Company signed an agreement effective October 31, 2006 to sell its interest in this joint venture.

During 2005, the Company entered into an agreement to establish another joint venture for the production of a vapour corrosion inhibitor film. Under the terms of the agreement, the Company is required to jointly fund the start-up and capital equipment requirements of the venture, for a total of $1,100, of which the Company is responsible for $550.

These consolidated financial statements reflect the Company's proportionate interest in the joint ventures’ assets and liabilities. In general, liabilities of joint ventures are secured by pledges of related assets. As a participant in the venture, the Company may be liable for other participants' share of liabilities should they not be able to satisfy them, as well as its own share.

The following amounts included in the consolidated financial statements represent the Company's proportionate interest in the joint ventures at the end of the year:

	2006	2005
Current assets	$1,168	$1,041
Property, plant and equipment and other assets	1,528	1,355
Current liabilities	(897)	(918)
Current portion of long-term debt	(165)	(146)
Long-term debt	(132)	(283)
Income taxes (net)	(84)	(52)
Net assets	$1,418	$997

Revenues	$3,763	$2,756
Gross profit	1,134	786
Other expenses	755	509
Net income before tax	379	277
Net income after tax	$249	$188
Cash flows:
From operating activities	$206	$171
From investing activities	(403)	(133)
From financing activities	399	(102)
Effect of foreign currency translation	5	(14)
Net cash flows	$207	$(78)

Due from joint venture	$586	$765

POLYAIR INTER PACK INC.
Notes to Consolidated Financial Statements
(In thousands of U.S. dollars, except per share amounts and except where noted)

October 31, 2006, 2005 and 2004

22. Extraordinary Gain:

The extraordinary gain in 2004 reflects negative goodwill resulting from the finalization of acquisition contingencies related to the acquisition of the Atlantic/Jacuzzi assets in 2003.

23. Net interest expense and other:

	2006	2005	2004
Interest on debt	$2,523	$1,778	$1,520
Amortization of deferred finacing costs	91	405	452
Unrealized foreign exchange loss (gain)	29	(92)	-
Other	(120)	277	(668)

Total interest expense and other	$2,523	$2,368	$1,304

24. Research and development:

In September 2003, the Company entered into an agreement to cooperate in the research and development, production and marketing of certain packaging systems. During 2005, the Company incurred $250 (2004 - $400) in related research costs. These costs were expensed in the determination of net income, as the viability of the project was not certain at the time. In 2006, the Company incurred additional development costs of $421. The Company has determined that these packaging systems now have economical viability and have been included in the Company’s 2007 sales and marketing plan. Therefore, the 2006 development costs have been treated as an intangible and included in intangibles and other assets (note 7) and will be amortized against the revenues achieved. As the products are successful marketed, the Company and its business partner would be jointly and severally liable to repay a research grant in the amount of $850 that was provided to them by a government agency, and which has been netted against the research and development costs expensed prior to 2006. The repayments of this grant would be calculated based on a percentage of revenues earned from the sale of the developed products and would be accrued at that time. The amount to be repaid is indexed to the Consumer Price Index in the U.S., and could increase up to 150% of the original amount.

POLYAIR INTER PACK INC.
Notes to Consolidated Financial Statements
(In thousands of U.S. dollars, except per share amounts and except where noted)

October 31, 2006, 2005 and 2004

25. Comparative figures:

The 2004 and 2005 Consolidated Financial Statements have been reclassified from statements previously presented to conform to the presentation of the 2006 Consolidated Financial Statements.

26. Subsequent events:

In November 2006, the Company sold its shares, representing a 50.1% interest, in PXL Cross Link Foam Corporation. The Company’s proportional interest in PXL was $461 at October 31, 2006, for which the Company was paid $878. In addition to the consideration received for the sale of its interest, PXL repaid intercompany loans totally $1.6 million.

Net Assets Sold
Accounts receivable	1,231
Inventory	610
Capital assets	2,874
Other assets	140
Accounts payable and accrued liabilities	(1,395)
Bank and other long term debt	(1,324)
Loan from Polyair(net)	(965)
Other liabilities	(252)
919

50.1% interest	461

Consideration Received	878

In January 2007, the Company’s Plan of Arrangement, under the Companies’ Creditors Arrangement Act, for the Pool Division’s Canadian subsidiary was approved by the subsidiary’s creditors. Under this Plan, subsidiary liabilities of $8.8 million owing to unsecured third party creditors as at October 31, 2006 will be paid from the proceeds gained through the realization of subsidiary assets, net of any expenses incurred in order to maximize the realization of the assets. At October 31, 2006, these assets consisted of a $1.4 million mortgage receivable and a minor amount of trade receivables.